Exhibit 16.1

March 21, 2011

Office of the Chief Accountant
Securities and Exchange Commission
100F Street, NE
Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated March 15, 2011 of Summit Growth Corporation (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2010 and 2009, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of UHY Vocation HK CPA Limited was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Very truly yours,

PMB Helin Donovan, LLP
/s/ PMB Helin Donovan, LLP
Austin, Texas